MANAGEMENT DISCUSSION AND ANALYSIS For the Six Months Ended February 28, 2009

The following is a discussion and analysis of the consolidated financial condition and operating results of BCM Resources Corporation (the “Company” or “BCM”) for the six months ended February 28, 2009. The discussion should be read in conjunction with the unaudited interim financial statements of the Company and the notes thereto for the six months ended February 28, 2009 and the audited consolidated financial statements for the period ended August 31, 2008. The unaudited interim financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries. Unless expressly stated otherwise, all financial information is presented in Canadian dollars.

OVERVIEW

BCM Resources Corporation (Symbol "B", TSX-Venture Exchange) is a Vancouver-based, mineral exploration company primarily focused on the discovery of viable molybdenum deposits as well as other base and precious metals at its six 100% owned projects located in the vicinity of Terrace, B.C. To date the company has made two significant molybdenum discoveries at its Shan North and Shan South properties. The Company is in the exploration stage and has not yet had any revenue from the activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The Company’s projects are located in the Terrace area of northwestern British Columbia and total 7,604 hectares (18,790 acres). Sufficient exploration work has been completed on the properties to maintain them in good standing with the BC Ministry of Energy, Mines and Petroleum Resources until 2017. The Shan claims and adjoining McRae claim blocks enjoy excellent access to infrastructure as they lie adjacent to the Skeena River, which serves as the principal east-west corridor in northwestern BC. On the Shan/McRae side of the river, runs a transcontinental railway leading to the deep water port of Prince Rupert (60 km west). On the opposite side of the river, linked by a bridge that serves a network of logging roads into the Company's claims, is a main arterial highway (Highway 16). In addition to transportation infrastructure, the BC Hydro power grid is located only 4 km from the project. Both Terrace (20 km south) and Smithers (200 km east), have well-developed mining exploration service industries.

ACTIVITIES OF THE COMPANY

The Company is concentrating its efforts in on exploration for molybdenum in the Terrace area of northern British Columbia. A summary of activities during 2008 and plans for the 2009 exploration season are as follows:

Shan South Exploration Exploration activities during 2008 at Shan South expanded the area of known molybdenum mineralization surrounding the Las Margaritas molybdenum discovery zone to an area of approximately 4 by 2 kilometres. Within this region, five zones of anomalous molybdenum values, all potentially similar in size and geological character to the Las Margaritas discovery

At Shan South the area of known mineralization is approximately 4 by 2 km. Exploration work in 2009 will focus on the north slope of the South Shan ridge. Also under consideration is research to improve the Shan South exploration model by; a) determining the relative age and degree of alteration of mineralized and adjacent volcanic rock types and b) testing the molybdenum feeder fault zones for indicator minerals and trace-elements.

Lorne Exploration Field work on the Lorne claims in 2008 suggests potential for mineralization beneath the valley floor. Sediments from springs and seeps along the edge of the valley contain much higher molybdenum values than found elsewhere in the area, up to 954 ppm. This may be caused by circulating groundwater transporting metals from an underlying mineralized body.

McRae Exploration Using results from the 2007 airborne geophysical survey as a guide, minor mapping and sampling programs were performed in 2008 and will continue as conditions permit.

Shan North Exploration Field work in 2008 at Shan North was focused on extending the mineralized trend at the Banana Lake region and to establish additional drill targets there. Other areas of interest identified through detailed study of 3-D magnetic models (created from the 2007 aero-mag survey) were also investigated. Soil and moss mat samples were included in the program.

Soil lines on the north side of Banana Lake confirmed that the NW trending mineralized corridor extends to the north, with anomalous soils indicating a zone about 75 m wide. A new area of interest (corresponding to an area of decreased magnetic susceptibility) was indentified with increased zinc, copper and molybdenum assays. This was found in the eastern-most portion of the area sampled and indicates potential for mineralization to the east of the 2008 fieldwork.

Asia Pacific Investment Mission BCM Resources Corp. along with a select group of junior mineral exploration companies operating in BC were invited by the BC Ministry of Energy, Mines and Petroleum Resources to participate in a November 2008 Asia Pacific Investment Mission to Beijing, Tokyo and Seoul. In addition to presenting BCM’s molybdenum projects at the China Mining Congress & Expo 2008, held in Beijing, Company representatives show-cased BCM and its projects to a range of Asian corporations, government & stock exchange officials, all interested in establishing relationships and/or investing in mineral exploration in BC, at a number of investment symposiums and meetings hosted or arranged by the BC Ministry along with the Canadian embassies in Beijing, Tokyo and Seoul.

As a result of this recent trip to Asia, BCM has provided detailed technical data to a number of interested Asian companies who have signed Confidentiality Agreements. These companies are reviewing the data and discussions of potential opportunities are ongoing.

The following selected financial information is derived from the audited financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

	Audited Results for the Year ended August 31, 2006	Audited Results for the Year ended August 31, 2007	Audited Results for the Year ended August 31, 2008
Total revenue	Nil	Nil	Nil
Earnings (loss) before extraordinary items(1)
Total	(165,317)	(1,112,774)	(924,230)
Per Share (1)	(0.06)	(0.11)	0.02
Total assets	549,375	5,250,089	4,943,706
Total long-term debt	Nil	Nil	Nil
Total shareholders’ equity (deficiency)	176,182	5,161,216	4,922,260
Capital Stock	341,499	5,601,686	5,174,186
Net earnings (loss) for the period
Total	(145,778)	(947,457)	188,544
Per Share	(0.06)	(0.11)	0.02

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be antidilutive and, therefore, basic and diluted losses per share are the same.

RESULTS OF OPERATIONS

For the six months ended February 28, 2009, total revenues were nil. Total expenses were $127,301 for the six months ended February 28, 2009. This compares with total expenses of $134,867 for the six months ended February 29, 2008.

SELECTED QUARTERLY FINANCIAL INFORMATION

A summary of the nine most recent quarters is as follows:

	Quarter ended Feb. 28, 2007	Quarter ended May. 31, 2007	Quarter ended Aug. 31, 2007	Quarter ended Nov. 30, 2007	Quarter ended Feb. 28, 2008	Quarter ended May 31, 2008	Quarter ended Aug 31, 2008	Quarter ended Nov. 30, 2008	Quarter ended Feb. 28, 2009
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss)	(81,429)	(545,426)	123,304	(40,156)	(94,711)	(66,779)	$390,190	(47,733)	(79,568)
Income (loss) per share	(0.03)	(0.04)	0.01	(0.00)	($0.01)	($0.01)	$0.02	(0.004)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

As at February 28, 2009 the Company had a working capital surplus of $365,212 ($521,151 surplus at August 31, 2008). The Company’s current assets at February 28, 2009 include $42,658 in cash ($46,951 – August 31, 2008), $5,314 in GST receivable ($74,174 – August 31, 2008), $nil in tax credits receivable ($389,591 – August 31, 2008), term deposits of $313,072 and $10,237 in prepaid expenses. The Company has no other liquid assets as at February 28, 2009. The Company has total non-current assets of $4,479,747 of which $4,463,605 is capitalized exploration expenditures. Accounts payable and amounts Due to Related Parties have decreased to $6,069 on February 28, 2009 from $24,446 on August 31, 2008.

In order to maintain operations and cover administrative costs, the Company will need to raise additional financing. In the past the Company has relied on sales of equity securities to meet its cash requirements. There can be no assurance that additional funding from this or other sources will be available in the future to satisfy operational requirements and cash commitments.

SHARE CAPITAL

The total number of shares outstanding as at February 28, 2009 was 12,175,511.

There were 1,035,000 stock options outstanding, exercisable at a weighted average price of $0.85 per share and having an average weighted life of 2.82 years.

On February 28, 2009 the Company had no share purchase warrants outstanding.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CHANGES IN ACCOUNTING POLICIES

There has been no change in the Company’s accounting policies during the period.

STOCK OPTIONS

No stock options were exercised during the six months ended February 28, 2009.

ADDITIONAL INFORMATION

Additional information is available on the SEDAR website at www.sedar.com.